As filed with the U.S. Securities and Exchange Commission on January 21, 2025

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

AstraZeneca PLC

(Exact name of issuer of deposited securities as specified in its charter)

n/a

(Translation of issuer's name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

CT Corporation System

28 Liberty Street, 42nd Floor

New York, New York 10005

(212) 894-8940

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-half of one ordinary share of AstraZeneca PLC	750,000,000 American Depositary Shares	$0.05	$37,500,000	$5741.25
(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit A to the form of Second Amended and Restated Deposit Agreement (the “Deposit Agreement”) filed as Exhibit (a) to this Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting the deposited securities	Reverse of Receipt - Articles 14 and 15

	(iii)	Procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	Procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	Sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the Deposit Agreement	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of holders of ADRs	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8. 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation upon the liability of the Depositary	Face of Receipt – Articles 6 and 10; Reverse of Receipt – Articles 15, 16, 17 and 18

(3)	Fees and charges that a holder of ADRs may have to pay, either directly or indirectly		Face of Receipt – Article 9

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)	Statement that AstraZeneca PLC is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

Face of Receipt – Article 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Form of Second Amended and Restated Deposit Agreement dated as of , 2025 by and among AstraZeneca PLC, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt. Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 21, 2025.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, AstraZeneca PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on January 21, 2025.

AstraZeneca PLC

By:	/s/ Adrian Kemp .
Name:	Adrian Kemp
Title:	Company Secretary

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Pascal Soriot and Aradhana Sarin, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement on Form F-6 has been signed by the following persons on January 14, 2025, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Pascal Soriot Pascal Soriot	Executive Director and Chief Executive Officer (principal executive officer)

/s/ Michel Demaré Michel Demaré	Non-Executive Chair of the Board

/s/ Aradhana Sarin Aradhana Sarin	Executive Director and Chief Financial Officer (Principal Financial Officer)

/s/ Mani Sharma Mani Sharma	SVP, Group Financial Controller (Principal Accounting Officer)

/s/ Philip Broadley Philip Broadley	Senior independent Non-Executive Director

/s/ Euan Ashley Euan Ashley	Non-executive Director

/s/ Deborah DiSanzo Deborah DiSanzo	Non-executive Director

/s/ Diana Layfield Diana Layfield	Non-executive Director

/s/ Anna Manz Anna Manz	Non-executive Director

/s/ Sheri McCoy Sheri McCoy	Non-executive Director

/s/ Tony Mok Tony Mok	Non-executive Director

/s/ Nazneen Rahman Nazneen Rahman	Non-executive Director

/s/ Andreas Rummelt Andreas Rummelt	Non-executive Director

/s/ Marcus Wallenberg Marcus Wallenberg	Non-executive Director

/s/ Rene Haas Rene Haas	Non-executive Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of AstraZeneca PLC, has signed this Registration Statement on Form F-6 in Wilmington, Delaware, United States on January 21, 2025.

Authorized U.S. Representative

By:	/s/ Mariam Koohdary
Name:	Mariam Koohdary
Title:	Duly authorized Representative of AstraZeneca PLC in the United States

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Deposit Agreement

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.